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                                        September 28, 2007


Mr. Kevin L. Vaughn, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Comments on Form 10-KSB for the year ended December 31, 2006
File No. 0-03936

Dear Mr. Vaughn:
     Pursuant to your letter addressed to Mr. Dennis Sunshine, Chief Executive Officer, dated September 20, 2007, enclosed is the supplemental information requested in your comments. Our responses have been keyed to your comments as requested.

Form 10-KSB for the Year Ended December 31, 2006
------------------------------------------------

Item 6. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations
-------------

Results of Operations
---------------------

1.
- We will revise our disclosure in future filings to include all of the disclosures required by Item 10(h)(1) of Regulation S-B.
- An element of the Company's growth strategy has been through strategic acquisitions which have been substantially funded through the issuance of debt. This has resulted in significant interest expense and amortization expense. EBITDA is presented as additional information because we believe it is useful to our investors and management as a measure of cash generated by our business operations that will be used to service our debt and fund future acquisitions as well as provide an additional element of operating performance. Future filings will be revised to encompass the reasons for the presentation of EBITDA, as adjusted.
- Pursuant to Item 10(h)(1)(i)(D) of Regulation S-B, the Company does not use the non-GAAP financial measure for any other purpose.
- We believe our presentation complies with Item 10(h)(1)(ii)(A)of regulation S-B in that we have taken the measure of earnings before interest, taxes, depreciation and amortization (EBITDA) and added stock based compensation which does not require cash settlement. We believe this addition makes our disclosure more informative to our investors and management since it provides a more accurate measure of cash generated by our business operations for the reasons stated above.
- As stated above, we believe that the elements of our presentation comply with the definition of EBITDA in Item 10(h)(1)(ii)(A) and have added stock based compensation which does not require cash settlement. We believe this addition makes our presentation more informative and also provides a consistent measure of such performance. Furthermore, pursuant with Item 10(h)(1)(ii)(B), we do not believe there is any element in our disclosure which attempts to eliminate or smooth any expense item as non-recurring, infrequent or unusual.
- We plan to continue to present this non-GAAP measure, but will revise all future filings labeling this non-GAAP presentation as "EBITDA, as adjusted".

In addition to our responses above, the Company acknowledges the following:

a. The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact me at 631-435-8300.


Very truly yours,
ORBIT INTERNATIONAL CORP.


/s/ Mitchell Binder
-------------------
Mitchell Binder
Executive Vice President


Enclosure
cc: Elliot Lutzker, Phillips Nizer LLP